EXHIBIT 99.1


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   Name of company

Cambridge Antibody Technology


2)   Name of shareholder having a major interest

Finsbury Worldwide Pharmaceutical Trust Plc


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2 above

5)   Number of shares/amount of stock acquired

100,000


6)   Percentage of issued class

0.27%


7)   Number of shares/amount of stock disposed

NIL


8)   Percentage of issued class

N/A


9)   Class of security

Ordinary 10p shares


10)  Date of transaction

4 September 2003



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11)  Date company informed

5 September 2003


12)  Total holding following this notification

1,100,000



13)  Total percentage holding of issued class following this notification

3.01%


14)  Any additional information



15)  Name of contact and telephone number for queries

Diane Mellett 01223 471471


16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

     Date of notification 8 September 2003





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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   Name of company

Cambridge Antibody Technology


2)   Name of shareholder having a major interest

OrbiMed Advisors LLC and Samuel D. Isaly


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2 above

5) Number of shares/amount of stock acquired

100,000

6) Percentage of issued class

0.27%

7) Number of shares/amount of stock disposed

NIL


8) Percentage of issued class

N/A


9) Class of security

Ordinary 10p shares


10) Date of transaction

4 September 2003

11) Date company informed

8 September 2003


12) Total holding following this notification

2,752,700 of which 341,900 are held in the form of American
Depository Receipts


13) Total percentage holding of issued class following this notification

7.53%

14) Any additional information

The figure disclosed in 12 above includes 1,100,000 shares held by Finsbury Worldwide Pharmaceutical Trust Plc and notified separately by the Company.


15)  Name of contact and telephone number for queries

Diane Mellett 01223 471471


16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

     Date of notification 8 September 2003